# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKBERRY Ltd, CIK 0001070235
CUSIP: 09228F103
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 2200 University Ave East, Waterloo, Ontario Canada (A6), N2K 0A7
Date of event which requires filing of this statement: 09/26/2025
Amends the filing with accession number 0001193125-12-309189
Filed by CIK 0000915191
Persons authorized to receive notices and communications: Peter Clarke, 95 Wellington Street West, Suite 800, Toronto, Ontario Canada (A6), M5J 2N7, 416-367-4941; Sean J. Skiffington, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416-360-8484; Ryan E. Robski, Allen Overy Shearman Sterling US LLP, Commerce Court West, 199 Bay Street, Toronto, Ontario Canada (A6), M5L 1E8, 416-360-8484

## Reporting persons
- V. PREM WATSA (CIK 0000938869): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 296,571; shared voting power 35,524,320; sole dispositive power 296,571; shared dispositive power 35,524,320; aggregate amount beneficially owned 35,820,891 (6.1% of the class)
- THE SECOND 810 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,524,320; sole dispositive power 0; shared dispositive power 35,524,320; aggregate amount beneficially owned 35,524,320 (6% of the class)
- THE SECOND 1109 HOLDCO LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,395,320; sole dispositive power 0; shared dispositive power 35,395,320; aggregate amount beneficially owned 35,395,320 (6% of the class)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED (CIK 0001217251): type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,395,320; sole dispositive power 0; shared dispositive power 35,395,320; aggregate amount beneficially owned 35,395,320 (6% of the class)
- 12002574 CANADA INC.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,395,320; sole dispositive power 0; shared dispositive power 35,395,320; aggregate amount beneficially owned 35,395,320 (6% of the class)
- FAIRFAX FINANCIAL HOLDINGS LIMITED (CIK 0000915191): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 35,395,320; sole dispositive power 0; shared dispositive power 35,395,320; aggregate amount beneficially owned 35,395,320 (6% of the class)
- FFHL GROUP LTD. (CIK 0001275984): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 30,397,272; sole dispositive power 0; shared dispositive power 30,397,272; aggregate amount beneficially owned 30,397,272 (5.1% of the class)
- FAIRFAX (US) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 20,892,549; sole dispositive power 0; shared dispositive power 20,892,549; aggregate amount beneficially owned 20,892,549 (3.5% of the class)
- ODYSSEY GROUP HOLDINGS, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,535,599; sole dispositive power 0; shared dispositive power 15,535,599; aggregate amount beneficially owned 15,535,599 (2.6% of the class)
- ODYSSEY REINSURANCE COMPANY (CIK 0001243947): type of reporting person: corporation (CO); citizenship or place of organization: Connecticut (CT); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 15,535,599; sole dispositive power 0; shared dispositive power 15,535,599; aggregate amount beneficially owned 15,535,599 (2.6% of the class)
- CRUM & FORSTER HOLDINGS CORP. (CIK 0001168338): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,630,800; sole dispositive power 0; shared dispositive power 4,630,800; aggregate amount beneficially owned 4,630,800 (0.8% of the class)
- UNITED STATES FIRE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,630,800; sole dispositive power 0; shared dispositive power 4,630,800; aggregate amount beneficially owned 4,630,800 (0.8% of the class)
- TIG INSURANCE COMPANY (CIK 0001276413): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 726,150; sole dispositive power 0; shared dispositive power 726,150; aggregate amount beneficially owned 726,150 (0.1% of the class)
- NORTHBRIDGE FINANCIAL CORPORATION (CIK 0001368588): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,131,400; sole dispositive power 0; shared dispositive power 3,131,400; aggregate amount beneficially owned 3,131,400 (0.5% of the class)
- FEDERATED INSURANCE COMPANY OF CANADA (CIK 0001432008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 511,800; sole dispositive power 0; shared dispositive power 511,800; aggregate amount beneficially owned 511,800 (0.1% of the class)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION (CIK 0001276008): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,619,600; sole dispositive power 0; shared dispositive power 2,619,600; aggregate amount beneficially owned 2,619,600 (0.4% of the class)
- VERASSURE INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 907,900; sole dispositive power 0; shared dispositive power 907,900; aggregate amount beneficially owned 4,630,800 (0.2% of the class)
- ZENITH INSURANCE COMPANY (CANADIAN ENTITY): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 297,700; sole dispositive power 0; shared dispositive power 297,700; aggregate amount beneficially owned 297,700 (0.1% of the class)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: British Columbia Canada (A1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD ASSURANCE COMPANY, LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- ALLIED WORLD INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: New Hampshire (NH); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,998,048; sole dispositive power 0; shared dispositive power 4,998,048; aggregate amount beneficially owned 4,998,048 (0.8% of the class)
- AW UNDERWRITERS INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,098,048; sole dispositive power 0; shared dispositive power 2,098,048; aggregate amount beneficially owned 2,098,048 (0.4% of the class)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,098,048; sole dispositive power 0; shared dispositive power 2,098,048; aggregate amount beneficially owned 2,098,048 (0.4% of the class)
- NEWLINE HOLDINGS UK LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 754,457; sole dispositive power 0; shared dispositive power 754,457; aggregate amount beneficially owned 754,457 (0.1% of the class)
- NEWLINE CORPORATE NAME LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 651,577; sole dispositive power 0; shared dispositive power 651,577; aggregate amount beneficially owned 651,577 (0.1% of the class)
- NEWLINE INSURANCE COMPANY LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 102,880; sole dispositive power 0; shared dispositive power 102,880; aggregate amount beneficially owned 102,880 (0% of the class)
- FAIRFAX UK HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,373,323; sole dispositive power 0; shared dispositive power 6,373,323; aggregate amount beneficially owned 6,373,323 (1.1% of the class)
- BRIT GROUP HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,373,323; sole dispositive power 0; shared dispositive power 6,373,323; aggregate amount beneficially owned 6,373,323 (1.1% of the class)
- BRIT INSURANCE HOLDINGS LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,373,323; sole dispositive power 0; shared dispositive power 6,373,323; aggregate amount beneficially owned 6,373,323 (1.1% of the class)
- BRIT UW LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,555,190; sole dispositive power 0; shared dispositive power 2,555,190; aggregate amount beneficially owned 2,555,190 (0.4% of the class)
- BRIT REINSURANCE (BERMUDA) LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,818,133; sole dispositive power 0; shared dispositive power 3,818,133; aggregate amount beneficially owned 3,818,133 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: BLACKBERRY Ltd
Address of issuer's principal executive offices: 2200 University Ave East, Waterloo, Ontario Canada (A6), N2K 0A7
Comment:
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 13 to Schedule 13D (this "Amendment") amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on July 23, 2012 (as amended and supplemented prior to the date hereof, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D") by Fairfax Financial Holdings Limited and certain of its affiliates relating to the common shares, no par value ("Shares"), of BlackBerry Limited ("BlackBerry").

The following amendments to Items 2, 5 and 7 of the Original Schedule 13D are hereby made:

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

"This statement is being jointly filed by the following persons (collectively, the "Reporting Persons"):

1. V. Prem Watsa, an individual, is a citizen of Canada, and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa's business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2. The Second 810 Holdco Ltd. ("810 Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 810 Holdco is an investment holding company. The principal business and principal office address of 810 Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

3. The Second 1109 Holdco Ltd. ("Holdco"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Holdco is an investment holding company. The principal business and principal office address of Holdco is 95 Wellington Street West, Suite 802, Toronto, Ontario, Canada, M5J 2N7;

4. The Sixty Two Investment Company Limited ("Sixty Two"), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. Sixty Two is an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L2;

5. 12002574 Canada Inc. ("12002574"), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. 12002574 is an investment holding company. The principal business and principal office address of 12002574 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

6. Fairfax Financial Holdings Limited ("Fairfax") is a corporation incorporated under the laws of Canada. Fairfax is a holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

7. FFHL Group Ltd. ("FFHL Group"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. FFHL Group is a holding company. The principal business and principal office address of FFHL Group is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

8. Fairfax (US) Inc. ("Fairfax US"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Fairfax US is a holding company. The principal business and principal office address of Fairfax US is 401 East Corporate Drive, Suite 200, Lewisville, Texas, USA 75057;

9. Odyssey Group Holdings, Inc. ("Odyssey Group"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Odyssey Group is a holding company. The principal business and principal office address of Odyssey Group is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

10. Odyssey Reinsurance Company ("Odyssey Reinsurance"), a corporation incorporated under the laws of Connecticut, is a subsidiary of Fairfax. The principal business of Odyssey Reinsurance is reinsurance. The principal business and principal office address of Odyssey Reinsurance is 300 First Stamford Place, Stamford, Connecticut, USA, 06902;

11. Crum & Forster Holdings Corp. ("Crum & Forster"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. Crum & Forster is a holding company. The principal business and principal office address of Crum & Forster is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

12. United States Fire Insurance Company ("US Fire"), a corporation incorporated under the laws of Delaware, is a wholly owned subsidiary of Fairfax. The principal business of US Fire is insurance. The principal business and principal office address of US Fire is 1209 Orange Street, Wilmington, Delaware, USA, 19801;

13. TIG Insurance Company ("TIG"), a corporation incorporated under the laws of California, is a wholly owned subsidiary of Fairfax. The principal business of TIG is run-off property and casualty insurance. The principal business and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire, USA, 03101.

14. Northbridge Financial Corporation ("Northbridge Financial"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. Northbridge Financial is a holding company. The principal business and principal office address of Northbridge Financial is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

15. Federated Insurance Company of Canada ("Federated"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. The principal business of Federated is property and casualty insurance. The principal business and principal office address of Federated is 55 Standish Court, Suite 300, Mississauga, Ontario, Canada L5R 4B2;

16. Northbridge General Insurance Corporation ("NGIC"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. The principal business of NGIC is property and casualty insurance. The principal business and principal office address of NGIC is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

17. Verassure Insurance Company ("Verassure"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. The principal business of Verassure is property and casualty insurance. The principal business and principal office address of Verassure is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

18. Zenith Insurance Company ("Zenith"), a corporation incorporated under the laws of Canada, is a wholly owned subsidiary of Fairfax. The principal business of Zenith is property and casualty insurance. The principal business and principal office address of Zenith is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

19. 1102952 B.C. Unlimited Liability Company ("1102952"), a corporation incorporated under the laws of British Columbia, is a wholly owned subsidiary of Fairfax. 1102952 is a holding company. The principal business and principal office address of 1102952 is 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2;

20. Allied World Assurance Company Holdings, Ltd ("Allied Holdings Bermuda"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings Bermuda is a holding company. The principal business and principal office address of Allied Holdings Bermuda is 27 Richmond Road, Pembroke, Bermuda, HM 08;

21. Allied World Assurance Company Holdings I, Ltd ("Allied Holdings I Ltd"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Holdings I Ltd is a holding company. The principal business and principal office address of Allied Holdings I Ltd is 27 Richmond Road, Pembroke, Bermuda, HM 08;

22. Allied World Assurance Company, Ltd ("Allied Assurance"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Allied Assurance is insurance. The principal business and principal office address of Allied Assurance is 27 Richmond Road, Pembroke, Bermuda, HM 08;

23. Allied World Assurance Holdings (Ireland) Ltd ("Allied Ireland"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. Allied Ireland is a holding company. The principal business and principal office address of Allied Ireland is 27 Richmond Road, Pembroke, Bermuda, HM 08;
24. Allied World Assurance Holdings (U.S.) Inc. ("Allied U.S."), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. Allied U.S. is a holding company. The principal business and principal office address of Allied U.S. is 199 Water Street, 26th Floor, New York, New York 10038;

25. Allied World Insurance Company ("Allied Insurance"), a corporation incorporated under the laws of New Hampshire, is a subsidiary of Fairfax. The principal business of Allied Insurance is insurance. The principal business and principal office address of Allied Insurance is 199 Water Street, 26th Floor, New York, New York 10038;

26. AW Underwriters Inc. ("AW"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of AW is as an insurance agency. The principal business and principal office address of AW is 199 Water Street, 26th Floor, New York, New York 10038;

27. Allied World Specialty Insurance Company ("Allied Specialty"), a corporation incorporated under the laws of Delaware, is a subsidiary of Fairfax. The principal business of Allied Specialty is insurance. The principal business and principal office address of Allied Specialty is 199 Water Street, 26th Floor, New York, New York 10038;

28. Newline Holdings UK Limited ("Newline UK"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline UK is a holding company. The principal business and principal office address of Newline UK is 1 Fen Court, London, England, EC3M 5BN;

29. Newline Corporate Name Limited ("Newline"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Newline is a corporate member of Lloyd's (and the sole capital provider to Newline Syndicate 1218 at Lloyd's). The principal business and principal office address of Newline is 1 Fen Court, London, England, EC3M 5BN;

30. Newline Insurance Company Limited ("Newline Insurance"), a company incorporated under the laws of England and Wales, is a subsidiary of Fairfax. The principal business and principal office address of Newline Insurance is 1 Fen Court, London, England, EC3M 5BN;

31. Fairfax UK Holdings Limited ("Fairfax UK"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Fairfax UK is a holding company. The principal business and principal office address of Fairfax UK is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

32. Brit Group Holdings Limited ("Brit Group Holdings"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Brit Group Holdings is a holding company. The principal business and principal office address of Brit Group Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

33. Brit Insurance Holdings Limited ("Brit Holdings"), a corporation incorporated under the laws of England and Wales, is a subsidiary of Fairfax. Brit Holdings is a holding company. The principal business and principal office address of Brit Holdings is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB;

34. Brit UW Limited ("Brit UW"), a corporation incorporated under the laws of England and Wales, is a Lloyd's Corporate Member. The principal business of Brit UW is Lloyd's Corporate Member. The principal business and principal office address of Brit UW is The Leadenhall Building, 122 Leadenhall Street, London, United Kingdom, EC3V 4AB; and

35. Brit Reinsurance (Bermuda) Limited ("Brit Reinsurance"), a corporation incorporated under the laws of Bermuda, is a subsidiary of Fairfax. The principal business of Brit Reinsurance is insurance and reinsurance. The registered office address of Brit Reinsurance is Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11. The principal office address of Brit Reinusrance is Ground Floor, Chesney House, The Waterfront, 96 Pitts Bay Road Hamilton, Pembroke, HM08 Bermuda.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by any of the Reporting Persons that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Exhibit 99.20 hereto, and such Exhibit is incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person's knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified by Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

The percentage of Shares beneficially owned by each of the Reporting Persons was calculated based on 590,361,084 Shares issued and outstanding as of September 22, 2025, as reported by BlackBerry.
Number of shares as to which each person has sole or shared power to vote or dispose:
The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

To the best knowledge of the Reporting Persons, the persons listed in Exhibit 99.21 hereto beneficially own the amounts of Shares listed therein and have sole voting power and sole dispositive power with respect to such Shares.
Transactions in the class effected during the past sixty days: Except as described herein, to the best of the knowledge of the Reporting Persons, none of the persons listed in Exhibit 99.22 hereto beneficially owns Shares or has acquired or disposed of any Shares in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and supplemented by the addition of the following Exhibits:

Ex. 99.20: Directors and Officers of the Reporting Persons

Ex. 99.21: Beneficial Ownership by Directors and Officers of the Reporting Persons

Ex. 99.22: Transactions in the Shares of the Issuer by the Reporting Persons During the Last Sixty (60) Days

Ex. 99.23: Joint Filing Agreement, dated September 30, 2025 among the Reporting Persons

Ex. 99.24: Power of Attorney, dated March 9, 2020 (incorporated by reference to Exhibit 8 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on March 9, 2020)
https://www.sec.gov/Archives/edgar/data/915191/000110465916144008/a16-18021_1ex8.htm

Ex. 99.25: Power of Attorney, dated June 21, 2023 (incorporated by reference to Exhibit 99.18 to the Schedule 13D filed by certain of the Reporting Persons with the SEC on November 15, 2023)
https://www.sec.gov/Archives/edgar/data/915191/000110465923118802/tm2330820d1_ex99-18.htm

## Signatures
- V. PREM WATSA: /s/ V. Prem Watsa, V. Prem Watsa (09/30/2025)
- THE SECOND 810 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa / Director (09/30/2025)
- THE SECOND 1109 HOLDCO LTD.: /s/ V. Prem Watsa, V. Prem Watsa / President (09/30/2025)
- THE SIXTY TWO INVESTMENT COMPANY LIMITED: /s/ V. Prem Watsa, V. Prem Watsa / President (09/30/2025)
- 12002574 CANADA INC.: /s/ V. Prem Watsa, V. Prem Watsa / President (09/30/2025)
- FAIRFAX FINANCIAL HOLDINGS LIMITED: /s/ Peter Clarke, Peter Clarke / President and Chief Operating Officer (09/30/2025)
- FFHL GROUP LTD.: /s/ V. Prem Watsa, V. Prem Watsa / President (09/30/2025)
- FAIRFAX (US) INC.: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ODYSSEY GROUP HOLDINGS, INC.: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ODYSSEY REINSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- CRUM & FORSTER HOLDINGS CORP.: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- UNITED STATES FIRE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- TIG INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- NORTHBRIDGE FINANCIAL CORPORATION: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- FEDERATED INSURANCE COMPANY OF CANADA: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- NORTHBRIDGE GENERAL INSURANCE CORPORATION: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- VERASSURE INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ZENITH INSURANCE COMPANY (CANADIAN ENTITY): /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- 1102952 B.C. UNLIMITED LIABILITY COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD ASSURANCE COMPANY HOLDINGS I, LTD: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD ASSURANCE COMPANY, LTD: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (IRELAND) LTD: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD ASSURANCE HOLDINGS (U.S.) INC.: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- AW UNDERWRITERS INC.: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- ALLIED WORLD SPECIALTY INSURANCE COMPANY: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- NEWLINE HOLDINGS UK LIMITED: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- NEWLINE CORPORATE NAME LIMITED: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- NEWLINE INSURANCE COMPANY LIMITED: /s/ Peter Clarke, Peter Clarke / Attorney-in-Fact (09/30/2025)
- FAIRFAX UK HOLDINGS LIMITED: /s/ Michael Wallace, Michael Wallace / Director (09/30/2025)
- BRIT GROUP HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson / Group Chief Financial Officer (09/30/2025)
- BRIT INSURANCE HOLDINGS LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson / Group Chief Financial Officer (09/30/2025)
- BRIT UW LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson / Group Chief Financial Officer (09/30/2025)
- BRIT REINSURANCE (BERMUDA) LIMITED: /s/ Gavin Wilkinson, Gavin Wilkinson / Group Chief Financial Officer (09/30/2025)
Comment: Comments accompanying signatures: Attorney-in-Fact signing pursuant to powers of attorney referenced in Exhibits 99.24 and 99.25.